Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 22, 2014

Global Town Hall Meeting with Chairman and CEO Omar Ishrak August 22, 2014

Medtronic to Acquire Covidien

The Medtronic Mission: A Shared Sense of Purpose “ To contribute to human welfare…alleviate pain, restore health, and extend life… To direct our growth in the areas of maximum strength and ability…to continuously build on these areas through education and knowledge… To strive without reserve for the greatest reliability and quality… to be recognized as a company of dedication, honesty, integrity, and service… To make a fair profit… To recognize the personal worth of employees… To maintain good citizenship as a company. “

Combination Results in Strate ication Surgical Solutions Spine Respiratory & Diabetes Patient Care Cardiac Rhythm & Heart Failure Cor Structu

A Strong Strategic Fit Uniquely positioned to expand our industry-leading franchises through our three differentiated strategies: Therapy Innovation: Delivering strong launch cadence of meaningful therapies & and procedures Globalization: Addressing the inequities in healthcare access globally Economic Value: Becoming a leader in value-based healthcare by incorporating EV into our DNA

Three Key Benefits for Medtronic and Covidien Therapy Innovation 1. Strengthen and enhance Peripheral Vascular and Neuroscience portfolios 2. Leverage adjacencies in Medtronic Surgical Technologies and Covidien Surgical Solutions Therapy Innovation 3. Accelerate market adoption of early stage Covidien therapies

Combined Company Immediately Accelerates Ability to Expand Global Access 150+ 300+ $3.7B ombined ies ons revenue ✓ Broader presence facilitates more rapid expansion ✓ Covidien products such as surgical tools and capital equipment are adopted earlier in hospitals, becoming a base for Medtronic chronic disease therapies ✓ Combined R&D and manufacturing breadth globally enables broader government partnerships

Complementary Solutions Create Opportunities for Robust Integrated Health Offerings Value in hospita efficiencies Value in po acute setting

Integration Update

Integration Update Geoff Martha SVP and Chief Integration Officer

Covidien Integration: Strategy for Success PRESERVE Achieve MDT & COV Strategic Plans Protect the front end Maintain business momentum at both companies Change vs. disruption Cost Reduction OPTIMIZE Rigorous execution vs. stretch targets Exceed our announced synergy targets and reinvest Optimized service models Utilize New Assets & Capabilities ACCELERATE DCB as standard of care Significant near-term growth for the new Medtronic Neuroscience strategy Emerging markets scale Broader Healthcare Solutions TRANSFORM New business models Technology-enabled transformation of healthcare New customers New offerings GUIDED BY THE MEDTRONIC MISSION

Integration Architecture Is In Place Joint Steering Committee Medtronic Covidien Omar Ishrak Joe Almeida (CEO) Gary Ellis Bryan Hanson (EVP, Group Leader) Carol Surface Chuck Dockendorff (CFO) Mike Dunford (HR Leader) Core IMO leaders Extended IMO Geoff Martha and Bill Burke (COV) Advisory team to Core IMO teams support IMO and Master Planning core IMO Organization, Talent and Culture leadership Value Capture Communications and Brand Business/Product teams Functional teams Regional teams Growth Acceleration Integrate BUs & product portfolios Create infrastructure & Ensure business New sources of operational excellence momentum PV NV Covidien Group growth

InSite: News and Perspective on the Covidien Integration Go to the Covidien Acquisition Tab on myMedtronic to learn more

Combined Impact

Further Expanding Our Comprehensive Portfolio



Neurological
- Severe spasticity
- Parkinson's disease
- Essential tremor
- Dystonia*
- Hydrocephalus
- Obsessive-compulsive disorder*
- Brain tumors and lesions
- Chronic pain
- Subdural hematomas
- Cranial trauma
- Acute ischemic stroke
- Brain aneurysm
- Vascular embolization

Structural heart
- Heart valve disease
- Congenital heart disease

Coronary
- Coronary artery disease

Cardio-Pulmonary
- Interventional lung
- Lobectomy/resection
- Mechanical ventilation

Diabetes

Spinal and orthopedic
- Cervical degenerative disc disease
- Scoliosis
- Degenerative disc disease
- Spinal fracture
- Lumbar spinal stenosis
- Tibial fractures
- Orthopedic trauma

Diagnostics and Solutions
- CO_2 and Respiration
- Consciousness
- Oximetry (pulse and bi-spectral)
- Skin integrity
- Patient & caregiver safety

Cardiac rhythm
- Atrial fibrillation
- Slow heart rates (bradycardia)
- Fast heart rates (tachycardia)
- Heart failure
- Asymptomatic heart rates

Ear, nose and throat
- Sinus diseases
- Thyroid conditions
- Otologic disorders
- Sleep-disordered breathing
- Pediatric conditions
- Ménière's disease
- Thyroidectomy
- Airway access

Endovascular
- Peripheral vascular disease
  - Arterial
  - Venous insufficiency
  - Deep vein thrombosis
  - End stage renal disease
- Aortic aneurysms

Urological, urogynecological and gastroenterological
- Overactive bladder and urinary retention
- Nausea and vomiting associated with gastroparesis*
- Fecal incontinence
- Interventional GI
- Cholecystectomy
- Appendectomy
- Barrett's esophagus
- Capsule endoscopy
- Bariatric bypass and sleeves
- Colon resection
- Hemorrhoidectomy
- Nutrition delivery
- Hysterectomy
- Fibroids
- Salpingo-oophorectomy (sterilization)

* Humanitarian device in the United States – the effectiveness for this use has not been demonstrated

Transforming Healthcare Around the World to Improve More Lives Together: $27 Billion Healthcare Leader 87,000+ Employees Life-Changing Impact for Millions of Patients Every 3seconds

Global Town Hall Meeting with Chairman and CEO Omar Ishrak August 22, 2014

Disclaimers NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Disclaimers (cont’d) PARTICIPANTS IN THE SOLICITATION Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Disclaimers (cont’d) Cautionary Statement Regarding Forward-Looking Statements Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Disclaimers (cont’d) Statement Required by the Irish Takeover Rules The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. NO PROFIT FORECAST / ASSET VALUATIONS No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.